SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                              Cyber Wrestling, Inc.
                 (Name of Small Business Issuer in Its Charter)






                                Nevada 88-0360530
                                ------ ----------
                (State or Other Jurisdiction of (I.R.S. Employer
               Incorporation or Organization) Identification No.)




            268 West 400 South, Suite 300 Salt Lake City, Utah 84101
            --------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (801) 575-8073
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:         Common Stock ($0.001 Par Value)


Name of Each Exchange on Which Each Class is to be Registered:         N/A









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                                TABLE OF CONTENTS


                                     PART I
                                                                        Page No.

Item 1.  Description of Business...............................................2

Item 2.  Management's Discussion and Analysis or Plan of Operation............11

Item 3.  Description of Property..............................................13

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......13

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........14

Item 6.  Executive Compensation...............................................17

Item 7.  Certain Relationships and Related Transactions.......................18

Item 8.  Description of Securities............................................18

                                                 PART II

Item 1.  Market for Common Equity and Related Stockholder Matters ............19

Item 2.  Legal Proceedings....................................................20

Item 3.  Changes in and Disagreements with Accountants........................20

Item 4.  Recent Sales of Unregistered Securities..............................20

Item 5.  Indemnification of Directors and Officers............................22

                               PART F/S

Consolidated Financial Statements -
December 31, 1999 and 2000, March 31, 2001............................F-1 to F-8

                                    PART III

Item 1.  Index to Exhibits....................................................26

Signatures....................................................................27

Item 2.  Description of Exhibits............................................. 28


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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

History

Cyber Wrestling, Inc. (the "Company") was formed as a Nevada corporation on May 31, 1996, for the purpose of specializing in Internet "virtual mall" development. The Company was one of over 40 related companies whose plan was to create a virtual mall with theme based stores to sell merchandise over the Internet. The Company's main area of focus was directed towards the development of a virtual shopping mall specializing in the sale of wrestling merchandise on the Internet. The Company's former parent, Axia Group, Inc., a fully reporting company under the Exchange Act of 1934, through its now defunct subsidiary CyberMalls, Inc. was in the process of developing a specialized search engine. This search engine was designed to assist consumers in the purchase of products by narrowing the number of responses received when searching for a specific product. However, due to a lack of necessary funding CyberMalls, Inc.'s plans to create the search engine were discontinued. Consequently, the plans to create a virtual mall with at least 40 theme based stores with the 40 related companies including the Company's theme based virtual store were abandoned. The Company became a "blank check" or "shell" company during the last quarter of 1996 as a result of the inability of the Company's then parent to sufficiently fund the Company's planned operations and is currently seeking a business or businesses to acquire.

The Company is filing this registration statement on a voluntary basis since the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Therefore, the Company may only be able to obtain a listing on the NASD OTC:BB after filing an appropriate registration under the Securities Act of 1933 which would most likely occur subsequent to the Company completing a business combination.

General

The Company is a "blank check" or "shell" corporation that seeks to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for Company shareholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing. Further, the business objectives discussed herein are extremely general and are not intended to restrict the discretion of the Company's management.

A decision to participate in a specific business opportunity will be made based upon a Company analysis of the quality of the prospective business opportunity's management and personnel, asset base, the anticipated acceptability of business' products or marketing concepts, the merit of a business plan, and numerous other factors which are difficult, if not impossible, to analyze using any objective criteria.

The Company has no plans or arrangements proposed or under consideration for the issuance or sale of additional securities prior to the identification of a business opportunity. Consequently, management

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anticipates that it will initially be able to participate in only one business opportunity, due primarily to the Company's limited capital. The resultant lack of diversification should be considered a substantial risk, as the Company will not be able to offset potential losses from one venture against gains from another.

The Company has no plans to obtain lock-up agreements with the major shareholders, Richard Surber and Axia Group, Inc.

Selection of a Business

The Company anticipates that potential business opportunities will be referred from various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, persons involved in the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on the personal contacts of Richard Surber, its sole officer and director and his affiliates, as well as indirect associations with other business and professional people. Management's reliance on "word of mouth" may limit the number of potential business opportunities identified. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company. Finder's fees paid to professional acquisition firms could involve one-time cash payments, payments based on a percentage of the business opportunity's revenues or product sales volume, payments involving issuance of the Company's securities, securities of other entities, or any combination of these or other compensation arrangements. Consequently, the Company is unable to predict the cost of utilizing such services. As of the filing date, there have been no discussions, agreements or understandings with any professional advisors, financial consultants, broker-dealers or venture capitalists. The Company's present intentions are to rely upon its president to effect those services normally provided by professional advisors or financial consultants.

The Company will not restrict its search to any particular business, industry, or geographical location. Management reserves the right to evaluate and enter into any type of business in any location. In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation. The Company may participate in a newly organized business venture or in a more established business. Participation in a new business venture entails greater risks since, in many instances, management of such a venture may not have a proven track record; the eventual market for such venture's product or services will likely not be established; and the profitability of the venture will be untested and impossible to accurately forecast. Should the Company participate in a more established venture that is experiencing financial difficulty, risks may stem from the Company's inability to generate sufficient funds to manage or reverse the circumstances causing such financial problems.

The analysis of new businesses will be undertaken by or under the supervision of Richard Surber, the Company's sole officer and director. In analyzing prospective businesses, Richard Surber will consider, to the extent applicable, the available technical, financial and managerial resources of any given business venture. Management will also consider the nature of present and expected competition; potential advances in research and development or exploration; the potential for growth and expansion; the likelihood of sustaining a profit within given time frames; the perceived public recognition or acceptance of products, services, trade or service marks; name identification; and other relevant factors. The Company anticipates that the results of operations of a specific business venture may not necessarily be indicative of the potential for future earnings, which may

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be impacted by a change in marketing strategies, business expansion, modifying product emphasis, changing or substantially augmenting management, and other factors.

The Company has no present intentions to hire any independent advisors or consultants. The Company's president will act in these capacities. The Company may pay finders a fee for finding merger, acquisition or business combination candidates. No criteria will be used in determining who can act as a finder for the Company, other than the Company will require such finder to have all the necessary state and/or federal licenses to act in such capacity. The finder will only be paid if the Company closes upon such transactions. All other terms of services will be negotiated on an individual basis and have not been determined as of yet. The Company to date has not contacted nor had any discussions with any finders as of the date of this filing.

The Company's president anticipates acting on the Company's behalf in encouraging a broker dealer to act as the Company's market maker. No fee will be paid to him for acting on the Company's behalf regarding this matter. The Company does not intend to hire any consultants, advisors or others to act in this capacity. No preliminary discussions or understandings have occurred or have been made with any market maker. The Company anticipates that it will engage in such discussions with Olsen Payne & Company subsequent to this Form 10-SB clearing comments by the Securities & Exchange Commission which may be before or after an acquisition or merger. However, there is a greater probability than not that such discussions will be immaterial until such time as an acquisition or merger candidate is found and a legal opinion is obtained directing the Company to file a registration statement or a valid exemption from registration is found regarding the trading status of such shares which may be used to create a public market in light of the Securities & Exchange Commission's position regarding shell companies' ability to rely on various exemptions from registration.

The Company's officers and directors have used the services of Hudson Consulting Group, Inc., a subsidiary company of Axia Group, Inc. and a beneficial holder of the Company's common stock. It is the Company's present intention to rely on the expertise of Richard Surber as its advisor and/or consultant. It is probable that the Company will rely on the clerical and accounting services of Hudson Consulting Group, Inc. The Company may pay a fee to persons who find a potential acquisition or merger candidate for the Company. The probability that the fee will be paid to Richard Surber, Hudson Consulting, Group, Inc. is slightly greater than for any other person who may solicit the Company for a merger, acquisition or business combination.

Richard Surber usually uses the services of Olsen Payne & Company as his broker dealer. There is greater than a 50% chance that the Company may retain the services of Olsen Payne & Company.

The Company will analyze all relevant factors and make a determination based on a composite of available information, without reliance on any single factor. The period within which the Company will decide to participate in a given business venture cannot be predicted and will depend on certain factors, including the time involved in identifying businesses, the time required for the Company to complete its analysis of such businesses, the time required to prepare appropriate documentation to effect a merger or acquisition, and other circumstances.

Acquisition of a Business

The implementing of a structure that will effect any given business transaction, may cause the Company to become party to a merger, consolidation, purchase and sale of assets, purchase or sale of stock, or other reorganization involving another corporation, joint venture, partnership or licensee. The exact structure

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of the anticipated business transaction cannot yet be determined.
Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. In other words, the Company does not intend to merely buy non controlling interests in other businesses. Rather, its current focus is to acquire a controlling interest in a business. Upon the completion of a transaction, it is likely that the Company's present management will no longer control Company affairs. Further, a majority or all of the Company's present directors may, as part of the terms of a prospective business transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's merger or acquisition of a business venture, the present shareholders of the Company, including Richard Surber, sole officer and director, may, as a negotiated part of the transaction, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. If the Company's current shareholders sell their stock as part of a merger/acquisition, they may decide to sell a controlling interest of the Company to the other entity which participates in the merger/acquisition, to include its shareholders or affiliates. The other entity might only buy shares from Richard Surber and/or Axia Group, Inc., or it might only buy enough shares to obtain a controlling interest in the Company. However, there is no degree of certainty that the other entity will buy any of the Company's shares, whether from Richard Surber or any other shareholder. Conversely, it is possible the other entity may offer to buy out all or most of the shareholders' stock at prices comparable to those offered to Richard Surber or Axia Group, Inc. It is possible that the entity may pay a higher price for shares belonging to insider shareholders than for shares belonging to non-insider shareholders. Although the Company's insiders have no present intentions to buy shares from other insiders, it is a possibility that insiders could buy shares from other insiders. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders. This is done in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including Richard Surber, are a negotiated part of a future merger or acquisition, a conflict of interest may arise since Richard Surber will be negotiating for the merger or acquisition on behalf of the Company and for the sale by shareholders of shares for their own respective accounts. Where a business opportunity is well suited for merger or acquisition by the Company, but affiliates of the prospective business opportunity impose a condition that management sell its shares at a price which is unacceptable to them, management may not sacrifice its financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for its shares is high, management may be inclined to effect the acquisition in order to realize a substantial gain on its shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for its shares is fair. Shareholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its shareholders.


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Although the terms of any registration rights and the number of securities, if any, which may be registered cannot be determined at this time, it may be expected that any registration of securities by the Company would entail substantial expense to the Company.

It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Upon consummation of a merger, the Company may decide to file the necessary and appropriate registration statements to register the shares of promoters and affiliates and their transferees. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be determined at this time, it may be expected that the parties to any business transaction will find it desirable to structure the merger or acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986 (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company expects to be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities under
Section 368. The acquiring corporation will issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the merging or acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be determined at this time, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the

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conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to determine at this time whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Government Regulation

It is impossible to anticipate government regulations, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets to conduct a business which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities.

Employees

The Company is a development stage company and currently has no employees. Executive officers will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 5 hours per month. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is identifying and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business venture.

RISK FACTORS

No Operating History, Revenue And Assets

The Company has no operating history nor any revenues or earnings from operations. The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which

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will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity or consummate such a business combination.

Speculative Nature Of Company's Proposed Operations

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor business and numerous other factors presently beyond the Company's control.

Lack of Sufficient Operating Capital

The Company is a "blank check" or shell corporation and therefore has no guarantee that it will be able to obtain the funds necessary to continue as a going concern. The nominal amount of capital contributed thus far by the major shareholders has been used exclusively for organizational purposes and there is no guarantee that funding will be available from these sources in the future. Management has no plans to obtain additional financing from outside sources. There is no obligation or commitment from any shareholder to provide further capital to ensure the Company continues as a going concern. However, it is anticipated that the major shareholders will continue to support the Company in the form of loans in amounts sufficient to cover operating costs and professional expertise as needed to keep the Company current with its reporting requirements.

State Blue Sky Registration; Restricted Resales Of The Securities

Transferability of the shares of Common Stock of the Company is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resales of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until the completion of a business combination, if at all.

It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

The Company's stock was issued pursuant to the State of Utah's Uniform Securities Act ss.61-1-14(1)(j), which provides for a self executing exemption

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for securities issued under a benefit plan covering officers, directors, and employees. Consultants would be covered under ss.61-1-14(2)(n), the limited offering exemption, which is also self executing. The future resale of securities by shareholders is under the scope of ss. 61-1-14(2)(b) relating to a manual exemption such as a listing in Standard & Poor's or (2)(c) relating to sales through a registered broker dealer. No filing is needed under (b) or (c). No shares were issued in any state which prohibits the issuance of shares in a blank check company; no shares were issued to any individuals outside of the State of Utah, excepting issuances made to offshore investors.

Scarcity Of And Competition For Business Opportunities And Combinations

The Company is and will continue to be an insignificant participant in the business of seeking mergers, joint ventures and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement For Business Combination Or Other Transaction - No Standards For Business Combination

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued Management Control, Limited Time Availability

While seeking a business combination, Richard Surber, President of the Company anticipates devoting up to five hours per month to the business of the Company. Richard Surber will be the only individual responsible for conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with Richard Surber and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on Richard Surber. The loss of the services of Richard Surber would adversely affect development of the Company's business and its likelihood of continuing operations.



Conflicts Of Interest - General

Richard Surber may participate in business ventures which could be deemed to compete directly with the Company. Richard Surber is serving as officer and

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director of a number of other "blank check" companies. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event Richard Surber or the Company's future officers or directors are involved in the management of any firm with which the Company transacts business.

In the event an affiliate finds an acquisition, merger or business combination candidate the Company may pay up to 9.9% or more of the value of such transaction to that person or entity irrespective of whether such person or entity is an affiliate or non affiliate of the Company. The Company has no present intentions to pay any financial advisors whether affiliates or non-affiliates for acting as financial advisors in any capacity other than as a finder for the Company. There are no present circumstances that the Company currently anticipates where the Company would pay an affiliate for acting as financial advisors other than as a finder, as discussed above. However, the Company may agree to register shares currently held by affiliates pursuant to an available registration statement in the event a merger, acquisition, or business combination candidate is found. The Company may register such shares irrespective of whether the candidate is found by an affiliate or non affiliate, which could be at the expense of the Company.

Lack Of Market Research Or Marketing Organization

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the business strategy contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack Of Diversification

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by the business opportunity with which the Company merges or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.


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Probable Change In Control And Management

A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require Richard Surber to sell or transfer all or a portion of the Company's Common Shares held by him, and/or resign as sole officer and director of the Company. The resulting change in control of the Company could result in the removal of Richard Surber and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

Potential Reduction Of Percentage Share Ownership Following Business Combination

The Company's primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

Disadvantages Of Blank Check Offering

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such adverse consequences may include, but are not limited to, time delays of the registration process, the significant expenses incurred in a public offering, loss of voting control to public shareholders.

Taxation

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to a transaction.

Requirement Of Audited Financial Statements May Disqualify Business
Opportunities

Section 13 and 15(d) of the Securities Exchange Act of 1934 require companies subject thereto to provide certain information about significant acquisitions, including audited financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations

The Company's plan of operation for the coming year, as discussed above, is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits. The Company anticipates that its owners, affiliates, and consultants will provide it with sufficient capital to continue operations until the end of fiscal year 2000, but there can be no assurance that this expectation will be fully realized.

Results of Operations

Fiscal Years ending December 31, 1999 and 2000.

The Company had no revenue from continuing operations from inception through period ended December 31, 2000.

General and administrative expenses for the year ended December 31, 1999 were $1,006.00, compared to $1,661.00 for the year ended December 31, 2000 and $150.00 for the three months ended March 31, 2001. General and administrative expenses for 2000 consisted of expenses to keep the Company in good corporate standing, fees to transfer agents, and minimal expenses for office and bank account administration.

The Company had a net loss of $1,006.00 for the year ended December 31, 1999, a net loss of $1,661.00 for the year ended December 31, 2000 and a net loss of $150.00 for the three months ended March 31, 2001. The Company's net losses for fiscal 1999 and 2000 were attributable to general and administrative expenses.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

As of March 31, 2001 the Company had no major assets. The Company is currently authorized to issue 20,000,000 shares of common stock, of which 2,042,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, none of which is outstanding as of March 31, 2001 Management is hopeful that becoming a reporting company will increase the number of prospective business ventures that may be available to the Company. Management believes that the Company has sufficient resources to meet the anticipated needs of the Company's operations through at least the calendar year ending December 31, 2000. The Company anticipates that its major shareholders will contribute sufficient funds to satisfy the cash needs of the Company through calendar year ending December 31, 2001. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. Further, the Company has no plans to raise additional capital through private placements or public registration of its securities until a merger or acquisition candidate is identified. However, it is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Upon consummation of a merger, the Company may decide to file the necessary and appropriate registration statements to register the affiliates' shares. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

The Company projects that its operating requirements will not exceed $15,000 over the next twelve months. If no acquisition candidate is found for the Company during this time, Axia Group, Inc. will loan the Company sufficient funds to cover these costs over the next twelve months. Richard Surber will provide his expertise in preparing the necessary documentation to keep the Company current with its reporting requirements with the Securities & Exchange Commission and those costs will accrue on the Company's balance sheet. In the event that a merger or acquisition occurs over the next twelve months, the target company will be responsible for paying these costs back to the major shareholders, or the major shareholders may waive these costs depending on the nature of the acquisition or merger transaction.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company currently maintains its offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The building is owned by Salt Lake Development Inc., a majority owned subsidiary of Axia Group, Inc. which is a substantial shareholder of the Company. The Company pays no rent for the use of this address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out the plan of operation described herein.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

The following table sets forth, as of March 31, 2001, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company, (iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).

    Title of Class        Name and Address of Beneficial             Amount and Nature of            Percent of Class
                                     Ownership                       Beneficial Ownership
     Common Stock            Richard Surber, President
                                   268 W. 400 S.                          2,000,000(1)                     97.9%
                            Salt Lake City, Utah 84101
     Common Stock                Axia Group, Inc.                          1,000,000                       49.0%
                                   268 W. 400 S.
                            Salt Lake City, Utah 84101
     Common Stock           All Executive Officers and                     2,000,000                       97.9%
                               Directors as a Group

--------
(1)Richard D. Surber is the President and CEO of Axia Group, Inc. and therefore has voting power over the 1,000,000 shares held by Axia Group, Inc.. Mr. Surber personally owns 1,000,000 additional shares of the Company's stock.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
                  PERSONS

The following person constitutes the Company's sole Executive Officer and Director as of May 3, 2001:

     Name                           Age               Position
     ----                           ---               --------
     Richard D. Surber               28               President and Director

No other person is expected to make a significant contribution to the Company who is not an executive officer or director of the Company.

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

Mr. Surber has served as an officer and/or director of the following public companies: Axia Group, Inc., the Company's parent corporation and a holding company whose subsidiaries invest in real estate and provide financial consulting services (president and director from 1992 to the present); Elocity Network, Inc., an Internet company which is unrelated to the Company (president and director from June, 1999 to April 10, 2000); Kelly's Coffee, Group, Inc., a shell company whose plan is to acquire an unidentified company (president and director from May, 1999 to the present); China Mall USA.com, Inc., a former subsidiary of Axia Group, Inc., which is currently a non-reporting Chinese Internet company and unrelated to our Company (president and director from 1992 to June, 1999); Youthline USA, Inc., an unrelated company that distributes educational newspapers to children in grades K-12 (secretary and director from April 6, 1999 to July 29,1999); CathayOne, Inc., a Chinese Internet content provider, unrelated to the Company, doing business with China (president and director April, 1998 - September, 1998); Golden Opportunity Development Corporation, a majority owned subsidiary of Axia Group, Inc., which operates a 134-room hotel in Baton Rouge, Louisiana (president and director from September, 1999 to present); and Power Exploration, Inc., an oil and gas company (director from January 28, 2000 to the present).

The SEC reporting but not publically trading shell companies of which Richard Surber is serving or has served as Officer and Director are listed in the following table:


        CORPORATION NAME                  FORM TYPE                  FILE NUMBER                 DATE OF FILING
---------------------------------         ----------              ----------------               ----------------
Alexandria Holdings, Inc.                 10-SB/A-4                   000-29325                  August 16, 2000

Aswan Investments, Inc.                   10-SB/A-4                   000-29321                  August 16, 2000

Cairo Acquisitions, Inc.                  10-SB/A-4                   000-29323                  August 16, 2000

Cyberwholesale, Inc.                        10-SB                 not yet assigned                 May 4, 2001


        CORPORATION NAME                  FORM TYPE                  FILE NUMBER                 DATE OF FILING
---------------------------------         ----------              ----------------               ----------------
Cybertennis, Inc.                           10-SB                 not yet assigned                 May 4, 2001

Cybercosmetics, Inc.                      10-SB/A-2                   000-29601                  August 18, 2000

Cyber Soccer, Inc.                        10-SB/A-2                   000-29635                  August 18, 2000


None of the companies listed in the table above has engaged in an acquisition or merger as of the filing date of this Form 10-SB.

The following companies of which Richard Surber was an officer or a director have entered into an acquisition or a merger prior to the filing of this Form 10-SB:

On April, 11, 2001, Cybergate, Inc. acquired 100% ownership of Home Mortgage and Loan, a Utah Corporation in exchange 16,500,000 shares of its common stock. Home Mortgage and Loan will operate as a subsidiary of Cybergate, Inc. Home Mortgage and Loan, Inc. is a retail origination service for mortgages.

On April 26, 2001, Cyberenergy, Inc. entered into an agreement to acquire certain assets of Bottomline Mortgage, Inc. in exchange for 10,000,000 shares of its common stock. Bottomline Mortgage, Inc. is a retail origination service for mortgages.

On May 2, 2001 Cyberexcellence, Inc. entered into a letter of Intent to acquire Casa de Sol Holdings Ltd. as a wholly owned subsidiary in exchange for 1,961,922 shares of its common stock. Casa de Sol Holdings Ltd. is a full-service grocery shopping outlet.

On May 3, 2001 Cyberboy, Inc. entered into a stock acquisition agreement to acquire 100% of C-Cubed Solutions, Inc. in exchange for 22,700,000 shares of its common stock. C-Cubed Solutions, Inc. offers business solutions to companies.

On March 5, 2001 Cyberequestrian,Inc. sold a majority of its common stock to Elocity Networks Corporation as compensation for marketing services.

On August 29, 2000 Wichita Development Corporation (WDC) was acquired by Kelly's Coffee Group (Kelly's) in a related party transaction Subsequently, WDC acquired real estate operations and was spun off through an SB-2 Registration Statement on a pro rata basis to the Kelly's shareholders.

Richard Surber intends to file additional Forms 10-SB with the SEC for shell companies of which he is sole officer and director.

The corporations for which Richard Surber may be filing Forms 10-SB are listed in the table below. All corporations are organized under the laws of the State of Nevada.

            CORPORATION NAME                           FORM TYPE
-------------------------------------              -------------------
Cybereye, Inc                                            10-SB
Cyber Fishing, Inc                                       10-SB
Cyberlead, Inc                                           10-SB
Cyberlife, Inc                                           10-SB
Cyber Oil, Inc                                           10-SB
Cyber Skiing, Inc                                        10-SB
Cybertyme, Inc                                           10-SB
Cyberwrite, Inc                                          10-SB

Conflicts Of Interest

Richard Surber is associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in his acting as sole Officer and Director of the Company. Insofar as Richard Surber is engaged in other business activities, it is anticipated that he will devote only a relatively minor amount of time to the Company's affairs.

Richard Surber is and may in the future become a shareholder, officer or director of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to Richard Surber acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of Richard Surber in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to Richard Surber's attention insofar as such opportunities may relate to the Company's proposed business operations.

Richard Surber is, so long as he is sole Officer or Director of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and made available to the Company and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of Richard Surber. If the Company or the companies in which Richard Surber is affiliated with both desire to take advantage of an opportunity, then he would abstain from negotiating and voting upon the opportunity. However, Richard Surber may still take advantage of an opportunity if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions. There is no order of preference or priority over the other shell companies to proceed with a proposed transaction with a target business. The Company will consider retaining an independent director to vote on such matters, if necessary, before such transactions are consummated, in the event of a conflict of interest.

Richard Surber, President of the Company, may be compensated in the form of shares of common stock of the Company upon completion of an acquisition or merger. It is possible that such compensation may become a factor in negotiations and present a conflict of interest. Richard Surber will use his best efforts to equitably resolve any conflicts that might arise during negotiations for an acquisition or merger.

There are no agreements or understandings for Richard Surber to resign at the request of another person. Richard Surber is not acting on behalf of, nor will he act at the direction of any other person, except at the time of an acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. The Company expects that the controlling persons of an acquisition or merger candidate would ask the current Officer and Director to resign at the time of the acquisition or merger as any such transaction would change control of the Company.

There are no current plans, proposals, arrangements or understandings with respect to the issuance of additional securities by the Company prior to the merger with or acquisition of a business or businesses.

ITEM 6.           EXECUTIVE COMPENSATION

No cash compensation was paid to Richard Surber during the fiscal years ended December 31, 2000 or 1999. No cash compensation has been paid to Richard Surber since the beginning of 2000, and it is not expected any such compensation will be paid during the remainder of 2000. The Company, as of the filing date, has issued Richard Surber a total of 1,000,000 Shares for his services to the Company valued at $1,000. The Company in 1996 also issued Axia Group, Inc. 1,000,000 shares for the organizational cost of the Company valued at $1,000. There is currently no policy in place that prevents the Company from compensating Richard Surber or any future officer, director or affiliate in the form of the Company's shares of common stock or other non- cash compensation. The Company has no current plans to compensate any of the aforementioned entities in this manner in the foreseeable future. However, the Company may agree to register the shares pursuant to an appropriate registration statement on or after the Company effects a merger or acquisition.

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the company during the years 1998 to 2000. The following table provides summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Richard Surber, the Company's chief executive officer for the past three years.

                           SUMMARY COMPENSATION TABLE

     Name and Year                  Annual Compensation                               Long Term Compensation
                         -----------------------------------------  ----------------------------------------------------------
                                                                               Awards                       Payouts
-----------------------  -----------------------------------------  ---------------------------- -----------------------------
                                                                     Restricted     Securities
Name and                                            Other Annual       Stock        Underlying      LTIP         All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options/      payouts      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)
Richard           2000              -          -                 -             -               -           -                 -
Surber,           1999              -          -                 -         $1000               -           -                 -
President         1998              -          -                 -             -               -           -                 -
                  1997              -          -                 -             -               -           -                 -
---------------  ------- ------------  ---------  ----------------  ------------  -------------- -----------  ----------------

The Company has no agreement or understanding, express or implied, with any officer, director or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby Richard Surber or any of the Company's principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to Richard Surber or any of its principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

Upon the merger or acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation. In the event that Richard Surber remains after effecting a business acquisition, his time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

Compensation of Directors

Currently there are no plans to compensate the Director of the Company for his services.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 16, 1999, the Company issued 1,005,000 shares of Common Stock to Richard Surber (1,000,000), valued at par ($0.001) for services rendered pursuant to Rule 701 of the Securities Act of 1933. Mr. Surber is the President and Director of the Company.

ITEM 8.           DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001 per share, of which 2,042,000 shares are issued and outstanding as of the filing date. The Company is also authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, of which none is issued and outstanding as of the filing date. Holders of both the common and preferred stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Neither the holders of common stock nor of preferred stock have cumulative voting rights. The Company's Board of Directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Likewise, the Company's Board of Directors has authority, without action by the holders of preferred stock, to issue all or any portion of the authorized but unissued shares of preferred stock so long as such shares are on a parity with or junior to the rights of the preferred stock, which would reduce the percentage ownership of the preferred stockholders and which may dilute the book value of the stock.

Holders of either the Company's common or preferred stock have no pre-emptive rights to acquire additional shares of stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Additional rights, if any, for holders of preferred stock, in the event of liquidation are yet to be determined by the Board of Directors.

Holders of the common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The rights of holders of the preferred stock to receive dividends, if any, are yet to be determined by the Board of Directors. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future.

Dividend, Voting and Preemption Rights

The Company has two classes of authorized shares: $0.001 par value common stock and $0.001 par value preferred stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. The rights of holders of preferred stock, if any, to receive a dividend, are yet to be determined by the Board of Directors. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future. For more information on the Company's dividend policy, see "Part II. Item 1, Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. The rights of holders of preferred stock, if any, to vote on all matters submitted to a vote of the security holders is yet to be determined by the Board of Directors. The holders of common stock are not entitled to cumulative voting rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company currently has no public trading market. The Company intends to file a Form 15c-(2)(11) in an effort to obtain a listing on the NASD over the counter bulletin board to create a public market upon this Form 10-SB clearing SEC comments. Management believes that the creation of a public trading market for the Company's securities would make the Company a more attractive acquisition or merger candidate. However, there is no guarantee that the Company will obtain a listing on the NASD over the counter bulletin board or that a public market for the Company' securities will develop or, if such a market does develop, that it will continue, even if a listing on the NASD over the counter bulletin board is obtained. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Therefore, the Company may only be able to obtain a listing on the NASD OTC:BB after filing an appropriate registration under the Securities Act of 1933 which would most likely occur subsequent to the Company completing a business combination. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

Record Holders

As of May 3, 2001 there were Seventy Seven (77) shareholders of record holding a total of 2,042,000 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Penny Stock

Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any legal proceedings.



ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no disagreements with its independent accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

On May 31, 1996, the Company issued 1,000,000 shares of Common Stock to Axia Group, Inc. at par value ($0.001) for a total of $1,000. The Company relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. It is the Company's position that it was not a "blank check company" when these shares were issued. The Company had a bonafide plan which was directed towards the development of a virtual shopping mall specializing in the sale of wrestling merchandise on the Internet. Unfortunately these plans failed due to a lack of working capital. The Company made this offering based on the following factors:
(1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On December 16, 1999, the Company completed a private placement of 33,500 shares of common stock to 67 non-U.S. persons at a purchase price of $0.01 per share. The Company relied on exemptions provided by Regulation S of the Securities Act of 1933, as amended, for the issuance of the 33,500 shares of common stock to these non-U.S. persons. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

On December 16, 1999, the Company issued 1,006,000 shares of common stock to Richard Surber (1,000,000), Wayne Newton (5,000), Allan Merrill (500) and Kevin Schillo (500), valued at par ($0.001) for services rendered pursuant to Rule 701 of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individuals listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

All stock certificates issued exhibit restrictive legends in accordance with the rules and regulations of the Securities Act of 1933 as described below. However, it is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates who are not officers or directors, and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, ensuring that each person is a non-U.S. person with address in a foreign country and having each person make representation to the Company certifying that he or she is not a U.S. person and is not acquiring the Securities for the account or benefit of a U.S. person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

The Company has obligations to ensure that any state laws are not violated through the sale and resale of its securities. Richard Surber, President of the Company, understood and agreed that the securities of the Company issued to him are unregistered securities and may not be sold, transferred or otherwise disposed of unless registered or qualified under applicable state securities laws or an exemption therefrom is available.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employe or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a)  By the  stockholders;
          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
          (d) If a quorum consisting of directors wh were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.










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                                       24

                                    PART F/S

The Company's audited financial statements since inception for the fiscal years ended December 31, 2000 and 1999 and the three months ended March 31, 2001 are attached hereto as F-1 through F-8.













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                                       25

                              CYBER WRESTLING, INC
                          (A Development Stage Company)
                         FINANCIAL STATEMENTS AND REPORT
                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               December 31, 1999 & 2000 and through March 31, 2001

                                    CONTENTS


                                                                        Page No.

Independent Auditors Report..................................................F-2

Balance Sheets...............................................................F-3

Statements of Operations.....................................................F-4

Statements of Shareholders Equity............................................F-5

Statements of Cash Flows.....................................................F-6

Notes to the Financial Statements............................................F-7
















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                                       F-1

                                (Letterhead of )
                        ANDERSEN ANDERSEN & STRONG, L.C.
             Certified Public Accountants and Business Consultants
                    Member SEC Practice Section of the AICPA

941 East 3300 South, Suite 202
Salt Lake City, Utah 84106
Telephone 801-486-0096
Fax 801-486-0098
E-mail KAndersen@msn.com

Board of Directors
Cyberwrestling, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Cyberwrestling, Inc. (A development stage company) as of March 31, 2001 and December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the three months ended March 31, 2001 and each of the two years in the period ended December 31, 2000, and the period from May 31, 1996 (date of inception) to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyberwrestling, Inc. as of March 31, 2001 and December 31, 2000, and the results of its operations and cash flows for the three months ended March 31, 2001 and each of the two years in the period ended December 31, 2000, and the period from May 31, 1996 (date of inception) to March 31, 2001, in conformity with generally accepted accounting principles.

The accompany financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations from its inception and does not have the necessary working capital for any future planned activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Andersen, Andersen & Strong
-----------------------------------
Salt Lake City, Utah
April 26, 2001

                              CYBERWRESTLING, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                   As Of March 31, 2001 and December 31, 2000


                                                                              March 31,             Dec. 31,
                                                                                2001                  2000
                                                                              ---------             --------
                                            ASSETS
CURRENT ASSETS:
  Cash                                                                        $      57            $      86
                                                                              ----------           ----------
   Total current assets                                                       $      57            $      86
                                                                              ==========           ==========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                            $     300            $     150
  Accounts payable - related parties (note 3)                                     1,208                1,237
                                                                              ----------           ----------
    Total Current Liabilities                                                     1,508                1,387
                                                                              ----------           ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value;
   Authorized, 5,000,000 shares;
   No shares issued                                                                -                      -
  Common stock, $.001 par value;
   Authorized, 20,000,000 shares;
   Shares issued and outstanding:
   2,042,000                                                                      2,042                2,042
  Additional paid-in capital                                                        324                  324
  Deficit accumulated during
    development stage                                                            (3,817)              (3,667)
                                                                              ----------           ----------
                                                                                 (1,451)              (1,301)
                                                                              ----------           ----------
                                                                              $      57            $      86
                                                                              ==========           ==========



    The accompanying notes are an integral part of these financial statements

                              CYBERWRESTLING, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                        Three Months Ended March 31, 2001
                     Years Ended December 31, 2000 and 2001
         Period From May 31, 1996 (Date of Inception) to March 31, 2000

                                                                                 Inception
                                                                                    To
                                           March 31      Dec. 31      Dec. 31     March 31
                                             2001         2000          1999        2001
                                           ---------    --------      --------    ---------


Revenue:
  None                                     $   -        $   -         $   -       $    -
                                           ---------    ---------    ----------    -------
                                               -            -             -            -
                                           ---------    ---------    ----------    -------
Expenses:
  General and administrative                    150        1,661         1,006       3,817
                                           ---------    ---------    ----------    -------
                                                150        1,661         1,006       3,817
                                           ---------    ---------    ----------    -------

Net Loss                                    (   150)      (1,661)       (1,006)     (3,817)
                                           =========    =========    ==========    =======

Net Loss Per Common Share - basic          $    .00     $    .00      $    .00
                                           =========    =========    ==========
Weighted average number of shares
 outstanding - basic                       2,042,000    2,042,000    2,042,000
                                           =========    =========    ==========





    The accompanying notes are an integral part of these financial statements



                                                    CYBERWRESTLING, INC.
                                                (A Development Stage Company)
                                              Statement of Stockholders' Equity
                               Period From May 31, 1996 (Date of Inception) To March 31, 2001

                                            Common           Common        Additional        Receivable
                                            Stock            Stock           Paid-in         On Shares    Accumulated
                                            Shares           Amount          Capital           Issued      (Deficit)         Total
                                            ---------        -------       ------------     -----------  --------------   ----------
Issuance of common stock to
 incorporators for cash
 May 31, 1996 at $0.001                     1,000,000       $  1,000       $     -        $       -         $     -        $  1,000
Issuance of shares for services
 December 16, 1999 at $0.001                1,006,000          1,006                                                          1,006
Shares subscribed
 December 16, 1999 at $0.01                    36,000             36           324             (360)              -               -
Net loss for period May 31, 1996
 (Date of inception) to
 December 31, 1999                                 -              -              -                -           (2,006)        (2,006)
                                            ----------   -----------      -----------    ------------      ----------     ----------
Balance December 31, 1999                   2,042,000          2,042            324            (360)          (2,006)              -
                                            ----------   -----------      -----------    -----------       ----------     ----------

Subscription collected                             -              -              -              360                -            360
Net loss for year ended
 December 31, 2000                                 -              -              -                -           (1,661)        (1,661)
                                            ----------   ------------    -----------    ------------       ----------     ----------
Balance December 31, 2000                   2,042,000          2,042            324               -           (3,667)        (1,301)
                                            ----------   ------------    -----------    ------------       ----------     ----------

Net loss for three months
 ended March 31, 2001                              -              -              -                -             (150)          (150)
                                            ----------   ------------   -------------  -------------       ----------     ----------

Balance March 31, 2001                      2,042,000      $  2,042        $   324        $       -         $ (3,817)      $ (1,451)
                                            ==========   ============  ==============  =============       ==========     ==========

    The accompanying notes are an integral part of these financial statements

                               CYBERWRESTLING INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                        Three Months Ended March 31, 2001
                     Years Ended December 31, 2000 and 1999
         Period From June 3, 1996 (Date Of Inception) To March 31, 2001

                                    Inception
                                       To

                                                            March 31       Dec. 31     Dec., 31   March 31
                                                              2001          2000         1999       2001
                                                           ---------     ---------    ---------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (Loss)                                               $   (150)     $ (1,661)    $ (1,006)  $ (3,817)
                                                           ---------     ---------    ---------  ---------
  Adjustments to reconcile net
  (Loss) to net cash used by
   operating activities:
     Increases in accounts payable                              150           150            -        300
     Services and expenses
      paid with common stock                                     -             -          1,006     2,006
                                                           ---------     ---------    ---------  ---------
     Total adjustments                                          150           150         1,006     2,306
                                                           ---------     ---------    ---------  ---------
  Net cash used by operating
   activities                                                    -         (1,511)          -      (1,511)
                                                           ---------     ---------    ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Loans by related parties                                       -          1,237           -       1,237
  Repayments to related parties                                 (29)           -            -         (29)
  Capital contributions
   by incorporators                                             -             360           -         360
                                                           ---------     ---------    ---------  ---------
  Net cash provided (used) by
   financing activities                                         (29)        1,597           -       1,568
                                                           ---------     ---------    ---------  ---------
Net increase (decrease) in cash                                 (29)           86           -          57

Cash, beginning                                                  86            -            -          -
                                                           ---------     ---------    ---------  ---------
Cash, ending                                               $     57      $     86     $     -    $     57
                                                           =========     =========    =========  =========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:

 Issuance of common stock for services                     $     -       $     -      $   1,006  $  2,006
                                                           =========     =========    =========  =========

    The accompanying notes are an integral part of these financial statements

                              CYBERWRESTLING, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
================================================================================
1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on May 31, 1996 with the name of "Cyberwreslting, Inc." with authorized common stock of 20,000,000 shares at $0.001 par value, and authorized preferred stock of 5,000,000 shares at $0.001 par value.

The Company is in the development stage and has not commenced any significant operations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognized income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not adopted a policy regarding payment of dividends.

Income Taxes

At March 31, 2001, the Company had a net operating loss carryforward of approximately $3,817. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because use of future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire starting in 2011 through 2020.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding in accordance with FASB No. 128.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair values.

                              CYBERWRESTLING, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
================================================================================
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED PARTY TRANSACTIONS

The statement of changes in stockholders' equity shows 2,042,000 of common stock outstanding of which 2,000,000 shares were issued to related parties. At March 31, 2001, the Company owed $1,208 to these related parties.

4.  GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital for any future planned activity and management of the Company will be required to develop a strategy which will accomplish this objective. There can be no assurance that the Company can be successful in this effort.







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                                       F-8

                                    PART III

ITEM 1.       INDEX TO EXHIBITS

     (a)  Exhibits.   Exhibits  required  to  be  attached  are  listed  in  the
          Description of Exhibits beginning on page 28 of this Form 10-SB under "Item 2. Description of Exhibits".










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                                       26

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, this day of May, 2001.

                                CYBER WRESTLING, INC.


                               /s/ Richard Surber
                               --------------------------------------
                                Name: Richard D. Surber
                                Title: President/CEO and Director







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                                       27

ITEM 2.                     DESCRIPTION OF EXHIBITS.


Exhib.     Page
No.          No.      Description

3(i)         29       Articles of Incorporation of Cyber Wrestling, Inc., a
                      Nevada corporation, filed with the State of Nevada on May 31, 1996.

3(ii)        31       By-laws of the Company adopted on May 24, 1996

4            42       Employee Benefit Plan adopted on December 14, 1999.

24           46       Consent of Independent Certified Public Accountant dated
                      May 4, 2001.







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                                       28

                          ARTICLES OF INCORPORATION OF
                              CYBER WRESTLING, INC.


     FIRST.  The name of the Company shall be CYBER WRESTLING, INC.

     SECOND.  The registered agent in the State of Nevada is:

                                    Oasis Property Services Management
                                    (a Nevada Corporation, file no. 23048-95)
                                    c/o Oasis Country Store
                                    State Route 233 and Interstate 80
                                    P.O. Box 2004
                                    Wells, Nevada 89835

     THIRD. The purpose for which this corporation is to transact any lawful business, or to promote or conduct any legitimate object or purpose, under and subject to the laws of the State of Nevada.

     FOURTH. The stock of the corporation is divided into two classes: (1) common stock in the amount of twenty million (20,000,000) shares having par value of $0.001 each, and (2) preferred stock in the amount of five million (5,000,000) shares having par value of $0.001 each. The Board of Directors shall have the authority, by resolution or resolutions, to divide the preferred stock into more than one class of stock or more than one series of any class, to establish and fix the distinguishing designation of each such series and the number of shares thereof (which number, by like action of the Board of Directors from time to time thereafter may be increased, except when otherwise provided by the Board of Directors in creating such series, or may be decreased, but not below the number of shares thereof then outstanding) and, within the limitations of applicable law of the State of Nevada or as otherwise set forth in this article, to fix and determine the relative voting powers, designations, preferences, limitations, restrictions and relative rights of the various classes or stock or series thereof and the qualifications, limitations or restrictions of such rights of each series so established prior to the issuance thereof. There shall be no cumulative voting by shareholders.

     FIFTH. The Company, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of Nevada Revised Statutes. Such purchases may be made either in the open market or at public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the Company, and at such prices as the directors shall from time to time determine.

     SIXTH. No holder of shares of the Company of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the Company, of any class, whether now or hereafter authorized.

     SEVENTH. The Board of Directors shall consist of no fewer that one member and no more than seven members. The initial Board of Directors will consist only of BonnieJean C. Tippetts with her address as follows:

                                 BonnieJean C. Tippetts
                                 3432 South 575 East, Suite C
                                 Bountiful, UT 84010

     EIGHTH. No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided in Section 78.07, Nevada Revised Statutes.

     NINTH. The name and address of the incorporator of the Corporation is as follows:

                                        Richard Hollin
                                        268 West 400 South, Suite 300
                                        Salt Lake City, Utah 84101

IN WITNESS WHEREOF, these Articles of Incorporation are hereby executed this 20th day of May, 1996.

CYBER WRESTLING, INC.

/s/  Richard Hollin
--------------------------
Richard Hollin
Incorporator

NOTARIZATION OF SIGNATURE OF Richard Hollin

State of Utah                  )
                               )
County of Salt Lake            )

On this 22nd day of May, 1996, before me Matthew Colvin a notary public, personally appeared Richard Hollin, personally known to me to be the person whose name is subscribed to this instrument, and acknowledged that he executed the same as Incorporator of CYBER WRESTLING, INC. and was fully authorized by said company to so act.




                           /s/  Matthew Colvin
                          ---------------------------------------------
                          Matthew Colvin, Notary Public


 October 27, 1998
--------------------------
My Commission Expires

                                     BYLAWS
                     FOR THE REGULATION, EXCEPT AS OTHERWISE
              PROVIDED BY STATUTE OR ITS ARTICLES OF INCORPORATION
                                       OF
                              CYBER WRESTLING, INC.

                                    ARTICLE I
                                     Offices

Section 1.01 -- Principal And Registered Office.

The principal and registered office for the transaction of the business of the Corporation is hereby fixed and located at: c/o Oasis Country Store, State Route 233 and Interstate 80, P.O. Box 2004, Wells, Nevada 89835.. Corporation may have such other offices, either within or without the State of Nevada as the Corporation's board of directors (the "Board") may designate or as the business of the Corporation may require from time to time.

Section 1.02 -- Other Offices.

Branch or subordinate offices may at any time be established by the Board at any place or places wherein the Corporation is qualified to do business.

                                    ARTICLE 2
                            Meetings of Shareholders

Section 2.01 -- Meeting Place.

All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or without the State of Nevada which may be designated either by the Board, pursuant to authority hereinafter granted, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the secretary of the Corporation.

Section 2.02 -- Annual Meetings.

A. The annual meetings of shareholders shall be held on the anniversary date of the date of incorporation at the hour of 2:00 o'clock p.m., commencing with the year 2000, provided, however, that should the day of the annual meeting fall upon a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next business day thereafter which is not a legal holiday.

B. Written notice of each annual meeting signed by the president or vice president, or the secretary, or an assistant secretary, or by such other person or persons as the Board may designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him if sent by mail or other means of written communication addressed to the place where the principal office of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto, or published, not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.

C. Failure to hold the annual meeting shall not constitute dissolution or forfeiture of the Corporation, and a special meeting of the shareholders may take the place thereof.

Section 2.03 -- Special Meetings.

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the Board, or by one or more shareholders holding not less that ten percent (10%) of the voting power of the Corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 2.04 -- Adjourned Meetings And Notice Thereof.

A. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

B. When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 2.05 -- Entry Of Notice.

Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholder, as required by law and these bylaws.

Section 2.06 -- Voting.

At all annual and special meetings of shareholders, each shareholder entitled to vote thereat shall have one vote for each share of stock so held and represented at such meetings, either in person or by written proxy, unless the Corporation's articles of incorporation ("Articles") provide otherwise, in which event, the voting rights, powers and privileges prescribed in the Articles shall prevail. Voting for directors and, upon demand of any shareholder, upon any question at any meeting, shall be by ballot. If a quorum is present at a meeting of the shareholders, the vote of a majority of the shares represented at such meeting shall be sufficient to bind the corporation, unless otherwise provided by law or the Articles.

Section 2.07 -- Quorum.

The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 2.08 -- Consent Of Absentees.

The transactions of any meeting of shareholders, either annual or special, however called and notice given thereof, shall be as valid as though done at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before of after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of such meeting.

Section 2.09 -- Proxies.

Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the Corporation; provided however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

Section 2.10 -- Shareholder Action Without A Meeting.

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by this written consent need a meeting of shareholders be called or notice given. The written consent must be filed with the proceedings of the shareholders.

                                    ARTICLE 3
                               Board of Directors

Section 3.01 -- Powers.

Subject to the limitations of the Articles, these bylaws, and the provisions of Nevada corporate law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by these bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

A. To select and remove all the other officers, agents and employees of the

Corporation, prescribe such powers and duties for them as are not inconsistent with law, with the Articles, or these bylaws, fix their compensation, and require from them security for faithful service. B.To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefore not inconsistent with the law, the Articles, or these bylaws, as they may deem best.

C. To change the principal office for the transaction of the business if such change becomes necessary or useful; to fix and locate from time to time one or more subsidiary offices of the Corporation within or without the State of Nevada, as provided in Section 1.02 of Article 1 hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

D. To authorize the issuance of shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

E. To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidences of debt and securities therefore.

F. To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the Board in management of the business and affairs of the Corporation, except the power to declare dividends and to adopt, amend or repeal bylaws. The executive committee shall be composed of one or more directors.

Section 3.02 -- Number And Qualification Of Directors.

The authorized number of directors of the Corporation shall not be less than one
(1) nor more than twelve (12).

Section 3.03 -- Election And Term Of Office.

The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

Section 3.04 -- Vacancies.

A. Vacancies in the Board may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected or appointed shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

B. A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

C. The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filledby the directors.

D.No reduction of the authorized number of directors shall have the effect of removing any director unless also authorized by a vote of the shareholders.

                                    ARTICLE 4
                       Meetings of the Board of Directors

Section 4.01 -- Place Of Meetings.

Regular meetings of the Board shall be held at any place within or without the State of Nevada which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the Corporation. Special meetings of the Board may be held either at a place so designated, or at the principal office. Failure to hold an annual meeting of the Board shall not constitute forfeiture or dissolution of the Corporation.

Section 4.02 -- Organization Meeting.

Immediately following each annual meeting of shareholders, the Board shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 4.03 -- Other Regular Meetings.

Other regular meetings of the Board shall be held, whether monthly or quarterly or by some other schedule, at a day and time as set by the president; provided however, that should the day of the meeting fall upon a legal holiday, then such meeting shall be held at the same time on the next business day thereafter which is not a legal holiday. Notice of all such regular meetings of the Board is hereby required.

Section 4.04 -- Special Meetings.

A. Special meetings of the Board may be called at any time for any purpose or purposes by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two directors.

B. Written notice of the time and place of special meetings shall be delivered personally to each director or sent to each director by mail (including overnight delivery services such as Federal Express) or telegraph, charges prepaid, addressed to him at his address as it is shown upon the records of the Corporation, or if it is not shown upon such records or is not readily ascertainable, at the place in which the regular meetings of the directors are normally held. No such notice is valid unless delivered to the director to whom it was addressed at least twenty-four (24) hours prior to the time of the holding of the meeting. However, such mailing, telegraphing, or delivery as above provided herein shall constitute prima facie evidence that such director received proper and timely notice.

Section 4.05 -- Notice Of Adjournment.

Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 4.06 -- Waiver Of Notice.

The transactions of any meeting of the Board, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.07 -- Quorum.

If the Corporation has only one director, then the presence of that one director constitutes a quorum. If the Corporation has only two directors, then the presence of both such directors is necessary to constitute a quorum. If the Corporation has three or more directors, then a majority of those directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. A director may be present at a meeting either in person or by telephone. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles.

Section 4.08 -- Adjournment.

A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn such meeting only until the time fixed for the next regular meeting of the Board.

Section 4.09 -- Fees And Compensation.

Directors shall not receive any stated salary for their services as directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each meeting. Nothing stated herein shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefore.

Section 4.10 -- Action Without A Meeting.

Any action required or permitted to be taken at a meeting of the Board, or a committee thereof, may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee. The written consent must be filed with the proceedings of the Board or committee.

                                    ARTICLE 5
                                    Officers

Section 5.01 -- Executive Officers.

The executive officers of the Corporation shall be a president, a secretary, and a treasurer/chief financial officer. The corporation may also have, at the direction of the Board, a chairman of the Board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section
5.03 of this Article. Officers other than the president and the chairman of the board need not be directors. Any one person may hold two or more offices, unless otherwise prohibited by the Articles or by law.

Section 5.02 -- Appointment.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.03 and 5.05 of this Article, shall be appointed by the Board, and each shall hold his office until he resigns or is removed or otherwise disqualified to serve, or his successor is appointed and qualified.

Section 5.03 -- Subordinate Officers.

The Board may appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.04 -- Removal And Resignation.

A. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board.

B. Any officer may resign at any time by giving written notice to the Board or to the president or secretary. Any such resignation shall take effect on the date such notice is received or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.05 -- Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to such office.

Section 5.06 -- Chairman Of The Board.

The Chairman of the Board, if there be such an officer, shall, if present, preside at all meetings of the Board, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board or prescribed by these bylaws.

Section 5.07 -- President.

Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board (if there be such an officer), the president shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. He shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. He shall be an ex-officio member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board or these bylaws.
Section 5.08 -- Vice President.

In the absence or disability of the president, the vice presidents, in order of their rank as fixed by the Board, or if not ranked, the vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board or these bylaws.

Section 5.09 -- Secretary.

A. The secretary shall keep, or cause to be kept, at the principal office or such other place as the Board may direct, a book of (i) minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present and absent at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof, and (ii) any waivers, consents, or approvals authorized to be given by law or these bylaws.

B. The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing (i) the name of each shareholder and his or her address; (ii) the number and class or classes of shares held by each, and the number and date of certificates issued for the same; and (iii) the number and date of cancellation of every certificate surrendered for cancellation.

C. The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board required by these bylaws or by law to be given, and he shall keep the seal of the Corporation, if any, in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

Section 5.10 -- Treasurer/Chief Financial Officer.

A. The treasurer/chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

B. The treasurer/chief financial officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. He shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

                                    ARTICLE 6
                                  Miscellaneous

Section 6.01 -- Record Date And Closing Stock Books.

The Board may fix a time in the future, for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as herein set forth. The Board may close the books of the Corporation against transfers of shares during the whole, or any part, of any such period.

Section 6.02 -- Inspection Of Corporate Records.

The share register or duplicate share register, the books of account, and records of proceedings of the shareholders and directors shall be open to inspection upon the written demand of any shareholder or the holder of a voting trust certificate, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder or as the holder of a voting trust certificate, and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney, and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary, or assistant secretary, and shall state the reason for which inspection is requested.

Section 6.03 -- Checks, Drafts, Etc.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board.

Section 6.04 -- Annual Report.

The Board shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 6.05 -- Contracts: How Executed.

The Board, except as otherwise provided in these bylaws, may authorize any officer, officers, agent, or agents, to enter into any contract, deed or lease, or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or render it liable for any purpose or for any amount.

Section 6.06 -- Certificates Of Stock.

A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signatures of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

Section 6.07 -- Representations Of Shares Of Other Corporations.

The president or any vice president and the secretary or assistant secretary of this Corporation are authorized to vote, represent, and exercise on behalf of this Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 6.08 -- Inspection Of Bylaws.

The Corporation shall keep in its principal office for the transaction of business the original or a copy of these bylaws, as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

Section 6.09 -- Indemnification.

A. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

B. Any indemnification under this section (unless ordered by a court) shall be make by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, regardless of whether or not such a quorum is obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

                                    ARTICLE 7
                                   Amendments

Section 7.01 -- Power Of Shareholders.

New bylaws may be adopted, or these bylaws may be amended or repealed, by the affirmative vote of the shareholders collectively having a majority of the voting power or by the written assent of such shareholders.

Section 7.02 -- Power Of Directors.
                                       40

Subject to the rights of the shareholders as provided in Section 7.01 of this Article, bylaws other than a bylaw, or amendment thereof, changing the authorized number of directors, may also be adopted, amended, or repealed by the Board.

                                   Certificate

The undersigned does hereby certify that the undersigned is the President of the Corporation as named at the outset in these bylaws, a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the board of directors of the Corporation at a meeting of said Board, which was duly held on the 24th day of May, 1996, that the above and foregoing bylaws are now in full force and effect.


DATED this 24th day of May, 1996.



 /s/ Douglas W. Christensen
--------------------------------------------------------
     Douglas Christensen

                              THE 1999 BENEFIT PLAN

                                       OF

                              Cyber Wrestling, Inc.

                 THE 1999 BENEFIT PLAN OF CYBER WRESTLING, INC.

Cyber Wrestling, Inc., a Nevada corporation (the "Company"), hereby adopts The 1999 Benefit Plan of Cyber Wrestling, Inc.'s employees (the "Plan") this 14th day of December 1999. Under the Plan, the Company may issue shares of the Company's common stock or grant options to acquire the Company's common stock, par value $0.001 (the "Stock"), from time to time to employees, directors, officers, consultants or advisors of the Company or its subsidiaries, all on the terms and conditions set forth herein. In addition, at the discretion of the Board of Directors, Shares may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries but are not employees of the Company or its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

1. Purpose of the Plan. The Plan is intended to aid the Company in maintaining and developing a management team, attracting qualified officers and employees capable of assuring the future success of the Company, and rewarding those individuals who have contributed to the success of the Company. The Company has designed this Plan to aid it in retaining the services of executives and employees and in attracting new personnel when needed for future operations and growth and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who management perceives to have contributed to the success of the Company or who are important to the continued business and operations of the Company. The above goals will be achieved through the granting of Shares.

2. Administration of this Plan. Administration of this Plan shall be determined by the Company's Board of Directors (the "Board"). Subject to compliance with applicable provisions of the governing law, the Board may delegate administration of this Plan or specific administrative duties with respect to this Plan on such terms and to such committees of the Board as it deems proper (hereinafter the Board or its authorized committee shall be referred to as "Plan Administrators"). The interpretation and construction of the terms of this Plan by the Plan Administrators thereof shall be final and binding on all participants in this Plan absent a showing of demonstrable error. No member of the Plan Administrators shall be liable for any action taken or determination made in good faith with respect to this Plan. Any shares approved by a majority vote of those Plan Administrators attending a duly and properly held meeting shall be valid. Any shares approved by the Plan Administrators shall be approved as specified by the Board at the time of delegation.

3. Shares of Stock Subject to this Plan. The total value of shares issues pursuant to this Plan shall not exceed a value of greater then Five Hundred Thousand dollars ($500,000). If any right to acquire stock granted under this Plan is exercised by the delivery of shares of stock or the relinquishment of rights to shares of stock, only the net shares of stock issued (the shares of stock issued less the shares of stock surrendered) shall count against the total number and value of shares reserved for issuance under the terms of this Plan.

4. Reservation of Stock on Granting of Rights. At the time any right is granted under the terms of this Plan, the Company will reserve for issuance the number of shares of stock subject to such right until that right is exercised or expires. The Company may reserve either authorized but unissued shares or issued shares reacquired by the Company.

5. Eligibility. The Plan Administrators may grant shares to employees, officers, and directors of the Company and its subsidiaries, as may be existing from time to time, and to other individuals who are not employees of the Company or its subsidiaries, including consultants and advisors, provided that such consultants and advisors render bona fide services to the Company or its subsidiaries and such services are not rendered in connection with the offer or sale of securities in a capital-raising transaction. In any case, the Plan Administrators shall determine, based on the foregoing limitations and the Company's best interests, which employees, officers, directors, consultants and advisors are eligible to participate in this Plan. Shares shall be in the amounts, and shall have the rights and be subject to the restrictions, as may be determined by the Plan Administrators, all as may be within the provisions of this Plan.

6.     Terms of Grants and Certain Limitations on Right to Exercise.

a. Each right to shares may its terms established by the Plan Administrators at the time the right is granted.

b. The terms of the right, once it is granted, may be reduced only as provided for in this Plan and under the express written provisions of the grant.

c. Unless otherwise specifically provided by the written provisions of the grant or required by applicable disclosure or other legal requirements promulgated by the Securities and Exchange Commission ("SEC"), no participant of this Plan or his or her legal representative, legatee, or distributee will be, or shall be deemed to be, a holder of any shares subject to any right unless and until such participant exercises his or her right to acquire all or a portion of the Stock subject to the right and delivers any required consideration to the Company in accordance with the terms of this Plan and then only as to the number of shares of stock acquired. Except as specifically provided in this Plan or as otherwise specifically provided by the written provisions of any grant, no adjustment to the exercise price or the number of shares of stock subject to the grant shall be made for dividends or other rights for which the record date is prior to the date on which the stock subject to the grant is acquired by the holder.

d. Rights shall vest and become exercisable at such time or times and on such terms as the Plan Administrators may determine at the time of the grant of the right.

e. Grants may contain such other provisions, including further lawful restrictions on the vesting and exercise of the grant as the Plan Administrators may deem advisable.

f.  In no event may an grant be exercised after the expiration of its term.

g. Grants shall be non-transferable, except by the laws of descent and distribution.

7. Exercise Price. The Plan Administrators shall establish the exercise price payable to the Company for shares to be obtained pursuant to any purchase options which exercise price may be amended from time to time as the Plan Administrators shall determine.

8. Payment of Exercise Price. The exercise of any option shall be contingent on receipt by the Company of the exercise price paid in either cash, certified or personal check payable to the Company.

9. Withholding. If the grant or exercise of any right is subject to withholding or other trust fund payment requirements of the Internal Revenue Code of 1986, as amended (the "Code"), or applicable state or local laws, the Company will initially pay the recipient's liability and will be reimbursed by that person no later than six months after such liability arises and such person hereby agrees to such reimbursement terms.

10. Dilution or Other Adjustment. The shares of common stock subject to this

Plan and the exercise priceof outstanding options are subject to proportionate adjustment in the event of a stock dividend on the common stock or a change in the number of issued and outstanding shares of common stock as a result of a stock split, consolidation, or other recapitalization. The Company, at its option, may adjust the grants and rights made hereunder, issue replacements, or declare grants void.

11. Options to Foreign Nationals. The Plan Administrators may, in order to fulfill the purpose of this Plan and without amending this Plan, grant options to foreign nationals or individuals residing in foreign countries that contain provisions, restrictions, and limitations different from those set forth in this Plan and the options made to United States residents in order to recognize differences among the countries in law, tax policy, and custom. Such grants shall be made in an attempt to give such individuals essentially the same benefits as contemplated by a grant to United States residents under the terms of this Plan.

12. Listing and Registration of Shares. Each grant shall be subject to the requirement that if at any time the Plan Administrators shall determine, in their sole discretion, that it is necessary or desirable to list, register, or qualify the shares covered thereby on any securities exchange or under any state or federal law, or obtain the consent or approval of any governmental agency or regulatory body as a condition of, or in connection with, the granting of such rights or the issuance or purchase of shares thereunder, such right may not be exercised in whole or in part unless and until such listing, registration, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Plan Administrators.

13. Expiration and Termination of this Plan. This Plan may be abandoned or terminated at any time by the Plan Administrators except with respect to any rights then outstanding under this Plan. This Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in this Plan or the value of the stock issued reaches the $500,000 limit of the Plan.

14. Amendment of this Plan. This Plan may not be amended more than once during any six month period, other than to comport with changes in the Code or the Employee Retirement Income Security Act or the rules and regulations promulgated thereunder. The Plan Administrators may modify and amend this Plan in any respect; provided, however, that to the extent such amendment or modification would cause this Plan to no longer comply with the applicable provisions of the Code governing incentive stock options as they may be amended from time to time, such amendment or modification shall also be approved by the shareholders of the Company.


ATTEST:



/s/  Richard D. Surber
---------------------------------------------------
Richard D. Surber, President

                                (Letterhead of)
                        ANDERSEN ANDERSEN & STRONG, L.C.
             Certified Public Accountants and Business Consultants
                    Member sec Practice Section of the AICPA
941 East 3300 South, Suite 202
Salt Lake City, Utah 84106
Telephone 801-486-0096
Fax 801-486-0098
E-mail KAndersen@msn.com

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


Cyber Wrestling, Inc.

We hereby consent to the use of our report dated April 26, 2001, for the periods ended December 31, 1999, 2000 and the three months ended March 31, 2001, to be included in the form 10-SB in accordance with Section 12 of the Securities Exchange act of 1934.



/s/  Andersen, Andersen & Strong
---------------------------------------------------------
Andersen, Andersen & Strong L.L.C.
May 4, 2001
Salt Lake City, Utah